

JoAnn Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th floor
Cincinnati, Ohio 45202

Re: Davlin Philanthropic Funds
       File Nos. 333-149064, 811-22178
       (the "Fund")

Dear Ms. Strasser:

On February 5, 2008, Davlin Philanthropic Funds filed a registration statement on Form N-1A (*see* Comment 1) under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act"). The Fund is intended to facilitate the making of charitable donations by investors. We will review the Fund's financial statements and other information submitted in subsequent amendments and may have comments regarding that information.

Our comments regarding the filing are set forth below.

General

1.   The cover of the registration statement does not designate the form on which the filing has been submitted. Correct this deficiency in any subsequent amendment. Similarly, the cover letter that accompanied the filing stated: "we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-1A." The EDGAR submission type used to make the filing under both the Securities Act and the 1940 Act was N-1A. In light of the above quoted statement and the absence of a form designation on the face of the filing, please confirm that the Fund intended to submit a filing on Form N-1A under both the Securities Act and the 1940 Act.

2.   Please see the U.S. Securities and Exchange Commission, A Plain English Handbook (1998). Please review and revise the disclosure where it appears necessary so as to assure conformity with the Commission's plain English requirements. In this connection, explain the meaning of the underlined term in the following disclosure appearing under the discussion captioned "Management of the Fund": "[H]e managed a $26 million sub-portfolio and <u>supported</u> the [portfolio managers of the] Royce Low Price Fund, Royce Micro-Cap Fund, and Royce Micro-Cap Trust."

3. Explain the Fund's plan for addressing its obligation to file reports with respect to the fidelity bond coverage required by Rule 17g-1 under the 1940 Act.

Prospectus

4. Disclosure under the caption "Davlin Philanthropic Funds," immediately following the "Table of Content" states that: "The intent is to allow investors the ability to provide a recurring stream of donations to their selected charities without impacting, in a material way, their capital, which needs to be preserved for savings and retirement." Disclosures captioned "Charitable Designation Risk" in other locations in the filing state that: "In executing its mission, the Foundation has full authority to add or remove charities from its approved list, set minimum donation sizes or affect donations as they see fit. As such, there can be no assurance that the investor's designated charities will receive their donations." (Emphasis added.) Reconcile these statements.

5. The non-profit entity, the Davlin Foundation, is referenced in the third bullet. Explain the relationship between that entity and the Fund and Adviser, including any affiliations and whether the Fund and Adviser are the sole contributors to the Foundation now and in the future.

6. Disclosure captioned "The Fund's Philanthropic Strategies" states that: "The Foundation has committed to the Fund that it will distribute the Fund's donations, after paying its operational expenses, annually." (Emphasis added.) Explain why you qualify the net asset amount by the underlined phrase?

7. Qualify the underlined term and delete the second highlighted term in the following sentence: "However with the growth of Fund assets, the adviser expects that the cost of running the adviser, including paying the Fund's ordinary operating expenses, will diminish well below 1.00% of the Fund's net assets." (Emphasis added.) Similarly, add a caveat regarding the statement made in the last sentence in this paragraph, to wit: "For example, if the economies of scale allow the adviser to run its business for an amount equal to 0.75% on the Fund's net assets, then the 0.25% profit to the adviser would increase the charitable donations by an equal amount, making the annual donation equal to 0.75% of the Fund's net assets." In addition, disclose the likelihood of the above contemplated outcomes.

8. With respect to the sentence containing the following clause: "the adviser has committed to disclose in the Fund's Statement of Additional Information the compensation paid by the adviser for the previous calendar year to anyone owning shares in the adviser. . .," define the underlined term and add disclosure similar to the double underlined term. (Emphasis added.) Note also that if, as stated, the information is to be contained in the SAI, the information will be made available to potential investors as well as shareholders.

9. Revise the disclosure captioned "The Fund's Philanthropic Risk" by adding disclosure regarding the risks that: i) the adviser will not achieve economies of scale, and

that donations will be .50%, not .75%, ii) the number of approved charities will not grow, and iii) the Fund may not grow or that its expenses go up (i.e., those expenses not paid by the Fund's adviser) so the dollar value of the .50% donation goes down.

10.   Disclosure sub-captioned "The Fund's Investment Objective--The Fund's Principal Investment Strategies" states: "The Fund seeks to meet its investment objective by investing primarily in equity securities, including common stock, American Depository Receipts ("ADRs"), American Depository Shares ("ADSs"), and other investment companies, including exchange traded funds ("ETFs")." List all of the equity securities to which this statement applies. (Emphasis added.) Disclose the principal trading markets for these securities. Lastly, define and describe the following securities: American Depository Receipts and American Depository Shares. Generally, the Fund's Item 2 and 4 discussions have been combined. The first paragraph of the strategy discussion merely lists some of what the Fund intends to acquire. This disclosure should be revised so as to provide a fuller treatment of the strategies and related risks regarding the Fund's contemplated investments. In this connection, the Fund should also move the bulk of the discussion which precedes and includes the discussion of the Fund's Philanthropic objectives and risks so as to appear under this sub-caption and the later sub-caption regarding risks, consistent with the requirements of Form N-1A. See General Instruction C.3. regarding the order of appearance of Items 1, 2, and 3.

11.   Other disclosure sub-captioned "Due Diligence" indicates that the Fund may invest in funds: "to achieve exposure to a particular segment of the economy or geographic region." In this connection, a discussion regarding the geographic regions and economic segments alluded to in this disclosure should be added to the discussion of the Fund's principal strategies.

12.   Disclosure later in this paragraph states: "If the Fund acquires shares of Underlying Funds, including a money market fund, you will be subject to additional management fees and expenses attributable to the Underlying Fund." (Emphasis added.) In light of the Fund's investment objective and policy regarding equity investments, explain why the Fund would invest in money market funds. In addition, add the double underlined clause, as indicated above.

13.   The last paragraph under this sub-caption discusses the Fund's defensive investments. The second sentence of the paragraph, however, states: "The Fund may also invest a substantial portion of its assets in such instruments at any time to maintain liquidity or pending selection of investments in accordance with its policies." (Emphasis added.) Please disclose how long the Fund will hold such investments pending investment.

14.   The first bullet under disclosure sub-captioned "The Fund's Investment Objective--Management Risk" should be revised to disclose, if accurate, that the adviser has no experience managing a registered fund.

15.   The fourth bullet appears under the following sub-caption: "Underlying Fund
Limitations and Expenses Risks." (Emphasis added.) The underlined term does not
appear to relate to the discussion thereunder. Please explain to the staff how this term in
the sub-caption relates to the discussion that follows or revise the sub-caption.

16.   The seventh bullet under this sub-caption discusses the risk of foreign investing.
If the Fund will make foreign investments, add appropriate disclosure to the section
captioned "The Fund's Principal Investment Strategies." If such investments are subject
to any emerging market risks, add appropriate risk disclosure. Similar to above
Comment 12 regarding the Fund's investments in money fund securities, reconcile the
Fund's investments in "debt of foreign governments and supranational organizations . . ."
with the Fund's desire to achieve long-term capital appreciation. Further, discuss these
investments along with the discussion of the Fund's other principal strategies.

17.   Disclosure in the last bullet, "Donation Risk," states that: "If the Davlin
Foundation fails to receive non-profit status, donations paid to it will be treated as
revenue and any income derived from that revenue may be taxable to the Foundation." In
the event of a failure to obtain non-profit status, explain the effect on the Fund's goals
and whether the Fund expects to proceed with the offering as contemplated.

18.   Supplement this discussion by adding another risk bullet which discusses whether
the donation tax deduction flows through to investors or whether they receive no tax
benefit at all. This matter should also be discussed under the sub-caption, "The Fund's
Philanthropic Risks."

19.   Disclosure captioned "Performance" states: "Performance information is not
included because the Fund had not commenced operations prior to the date of this
Prospectus." Add disclosure indicating that it may only include such information after it
has been in operation for a full calendar year.

20.   Footnote 2 to the fee table states that the adviser pays all of the Fund's fees, with
certain specific exceptions. Not included as an exception is the distribution expense of
the Fund. Please reconcile the disclosure in Footnote 3 regarding the Fund's 0.25% Rule
12b-1 fee with the disclosure in footnote 2. Further, please confirm that the Fund will not
incur any interest or cost associated with selling securities short during the initial 12
months following the commencement of operations. To the extent the "Other Expenses"
line item is to be zero, Footnote 2 should be revised so as to indicate clearly that the Fund
does not expect any borrowing costs during the upcoming year. With respect to Footnote
3, confirm that the Board passed a resolution to the effect that there will be no Rule 12b-1
expenditures during the Fund's initial 12 months of operations. In this connection, see
Comment No. 32.

21.   Disclosure captioned "Other Information About the Fund" states that: "From time
to time, the Fund may hold all or a portion of its assets in cash or cash equivalents
pending investment, when investment opportunities are limited . . ." Disclose the length
of time the Fund may hold cash pending investment of such assets consistent with its

objective and policies. Further, the substance of the two paragraphs under this caption should be moved forward so as to appear earlier in the Fund's combined Item 2/4 discussion.

22.   Disclosure captioned "How to Buy Shares – Opening an Account" in the first two paragraphs discuss a two step process for opening an account for first time investors investing directly in the Fund. Such investors must first call the Fund's transfer agent to request an application with which they may establish an account. Thereafter, they may purchase shares. Explain to the staff why the Fund utilizes this unusual procedure. Other disclosure under this caption discusses the policies required by the USA Patriot Act. Add disclosure which indicates that the Fund has designated an anti-money laundering compliance officer.

23.   The second paragraph under the sub-caption, "Purchasing Shares" states: "The Fund's NAV is calculated by taking the total value of the Fund's assets, <u>subtracting its liabilities</u>..." (Emphasis added.) With respect to the underlined clause, explain how donations are treated in the calculation.

24.   The third and fourth paragraphs under this sub-caption discuss the manner of making an investment directly through the Fund, but do not discuss the procedure to be followed when investing through brokerages or the other intermediaries mentioned under the prior sub-caption. Revise the disclosure by providing the necessary information.

25.   The fifth paragraph defines the term, "proper form." In this connection, do one of the following, clarify that the term "purchase order" refers to the account application, add a bullet to that effect, or clarify the status of the application with respect to this matter.

26.   Disclosure captioned "How to Buy Shares – Minimum Investments" discusses the minimum required investment amount to open a Fund account. Add disclosure regarding any required minimum subsequent investment amounts, as well as any scheduled variations in such amounts.

27.   With respect to the second paragraph of the discussion sub-captioned "Other Purchase Information," confirm that initial purchases are included in connection with the acceptance, processing and transmission of orders, as discussed therein.

28.   The discussion captioned "How to Redeem Shares – Redeeming Shares" discloses that: "Redemption orders received in proper form by the Fund's transfer agent or by a brokerage firm or other intermediary selling Fund shares before 4:00 p.m. ET . . ." If appropriate, clarify the disclosure to explain the procedure to be employed to submit redemptions directly to the Fund.

29.   Make the indicated changes to the following sentence which appears under the same sub-caption: "For joint accounts, ~~both~~ all signatures must be guaranteed." (Emphasis added.) Similarly, add the indicated disclosure to the following sentence which appears under the sub-caption "Redemptions-in-Kind": " In the event that an in-

kind distribution is made, you may incur additional expenses, such as the payment of brokerage commissions or taxes, on the sale or other disposition of the securities received from the Fund." (Emphasis added.)

30. The sub-caption "Redemption-in-Kind" discloses limitations on such activity consistent with Rule 18f-1 under the 1940 Act. Confirm that the Fund has elected to be governed by that rule in connection with its processing of any in-kind redemption.

31. Disclosure under the next sub-caption, "Additional Redemption Information," states that shares may be involuntarily redeemed if the value of the account falls below $5000. Please reconcile this disclosure with the Fund's $2500 minimum initial investment policy.

32. Disclosure captioned "Distribution Plan" indicates that the Fund's Rule 12b-1 plan has not been activated and that the Fund has no present intention to activate the plan. Indicate whether shareholders will be notified in the event the plan is activated. Add disclosure similar to that requested earlier in connection with Comment 20 on the Fund's fee table indicating that there will be no Rule 12b-1 expenditures during the Fund's initial 12 months of operations.

33. In connection with the discussion captioned "Valuing the Fund's Assets," explain to the staff whether the Fund's investments in underlying funds will include hedge funds, i.e., funds that would be investment companies but for the exception provided by §§3(c)(1) or 3(c)(7) of the 1940 Act. If so, explain how the Fund intends to value those investments. Similarly, if certain investments, such as ETFs, will be valued at market, add disclosure that explains more fully how those investments will be valued.

34. Provide the tax disclosure required by Item 6(f) of Form N-1A, including disclosure indicating whether the Fund expects to qualify as a regulated investment company under the Internal Revenue Code. The disclosure should clarify the tax treatment of an investment in the Fund, as well as the benefits an investor may expect to derive from that investment.

35. The first paragraph of the caption "Taxes" discloses: "the Fund will use some or all of the charitable donations to reduce the distributions paid to shareholders. (Emphasis added.) As such, no further consideration is needed, or deduction permitted, by the shareholders." In light of the underlined clause, explain whether there is a policy to reduce distributions to shareholders. Further, add the substance of the quoted passage to the prospectus summary.

36. Clarify whether reverse repurchase arrangements are included within the following highlighted disclosure appearing under the caption "Management of the Fund": "The Adviser pays all of the expenses of the Fund, excluding the Fund's . . . borrowing costs, such as (a) interest and (b) dividends on securities sold short, taxes, indirect expenses incurred by underlying funds, and extraordinary expenses." (Emphasis added.)

Statement of Additional Information

37.   The second paragraph of the discussion captioned "Description of the Trust and Fund" discloses that: "No shareholder is liable to further <u>calls or to assessment</u> by the Trust without his or her express consent." (Emphasis added.) Item 23 of Part C indicates that a legal opinion will be submitted. Confirm that that opinion will state that the Fund's shares, when issued, will be non-assessable.

38.   The third paragraph under this caption discusses the removal of trustees. Please indicate whether, in this connection, the Fund will render assistance to shareholders as discussed in Section 16(c) of the 1940 Act?

39.   Disclosure captioned "Additional Information about The Fund's Investments" discusses the Fund's investment strategies. Revise this disclosure so as to categorize or identify which investments are principal and which are non-principal.

40.   Disclosure captioned "Additional Information about The Fund's Investments -- Asset-Backed Securities and Collateralized Debt Obligations" discusses the Fund's investments in such securities. Other disclosure indicates that the Fund will invest in mortgage backed securities, and real estate investment trusts. As to all such investments, if they are or may be materially affected by the volatility in, or stemming from, the turmoil in the sub-prime mortgage and credit markets, add appropriate risk disclosure.

41.   Disclosure regarding "Brady Bonds" states that: "Brady bonds have been issued since 1989 and do not have a long payment history." Explain to the staff whether there have been any defaults on these securities.

42.   The next sub-caption, "Certificates of Deposit and Bankers Acceptances", discusses certain features of those instruments. Explain why the Fund would buy these instruments.

43.   Disclosure captioned "Closed-End Investment Companies" indicates that, in connection with IPOs offerings, underwriters retain a spread of between 4% or 6%. Explain whether the Fund has any empirical support for this disclosure.

44.   Revise the disclosure under the next sub-caption, "Commercial Paper," to explain why the Fund would acquire such securities and the quality criteria applicable to such purchases.

45.   Revise the disclosure sub-captioned "Corporate Debt" by disclosing how the Fund reconciles these investments with a stated goal of investing to obtain long term capital appreciation. Add similar information regarding later disclosure with respect to high yield securities, insured bank obligations, municipal securities, reverse repurchase transactions, short sales and U.S. Government Securities.

46.   The last sentence of the second paragraph of the discussion sub-captioned "Exchange Traded Funds" lists certain ETFs. Explain to the staff why this disclosure would not be more accurate if, instead of listing specific ETFs, it merely referred to all ETFs. Revise the fourth paragraph as suggested by the following quote: " ~~A fund~~ An investor may redeem creation units for the underlying securities (and any applicable cash). . ." (Emphasis added.)

47.   Notwithstanding the statement in the fourth paragraph regarding the 1% redemption limit of §12(d)(1)(F), clarify whether applicable exemptive orders typically allow for a greater level of redemptions.

48.   Disclosure in the third paragraph under the sub-caption "Foreign Currency Exchange Transactions" suggests that the Fund will use such transactions only to hedge. If the Fund will also speculate with these instruments, revise the disclosure accordingly. Add similar disclosure regarding the Fund's use of futures contracts and options, including whether applicable. Further, add disclosure regarding the level of the Fund's use of future, if the Fund has a policy regarding the percentage of its assets to be devoted to that activity. Add similar disclosure regarding the Fund's use of high yield securities, options, and reverse repurchase transactions.

49.   The sub-caption "Investment Company Securities" discloses certain plans to invest in investment companies in reliance on §12(d)(1)(F), Rule 12d1-3 or possibly an SEC order, the purpose of which being to exceed the percentage limits in §12(d)(1). Because these appear to be principal strategies, move this discussion to the prospectus. Further, clearly disclose the extent of the Fund's contemplated investments in underlying funds. For example, disclose whether the Fund's investments in unaffiliated funds will be based on specific types of funds or whether such investments will be chosen from any or all such funds available in the market. Explain why the Fund would invest in this manner. Further, if accurate, disclose that the Fund will invest in exchange traded funds, and that each shareholder's investment will be subject to duplicate layers of fees.

50.   The last sentence of the second paragraph states: "Because other investment companies employ an investment adviser, such investments by the Fund may cause shareholders to bear duplicate fees." Clarify the disclosure to note that duplication is a factor of more than just the advisory fee.

51.   The sub-caption "Options" discloses the Fund's options strategy and policies. In connection with the Fund's options activity, disclose the percentage of assets to be devoted to this activity, whether these options will trade on an exchange or OTC, and whether they are expected to be American and/or European style options.

52.   The sub-caption "Short Sales" discloses the Fund's policy regarding short sales of securities. Revise this discussion to indicate that the risk of loss from this activity is, or may be, considered to be unlimited.

53.   Fundamental Investment Limitation 1 and Non-Fundamental Investment Limitation No. 2 indicate that the Fund may borrow up to a third of its total assets. As appropriate, add disclosure to the prospectus that discusses the risk of leverage, or add a policy not to make additional investments while borrowings are 5% or more.

54.   Revise and clarify Fundamental Investment Limitation 2.

55.   The paragraph following Investment Restriction 8 states that: "This paragraph does not apply to the borrowing policy set forth in paragraph 1 above." Add similar disclosure regarding Non-Fundamental Investment Limitation No. 4.

56.   Non-Fundamental Investment Limitation No. 4 limits the Fund's investments in illiquid securities. Add disclosure regarding the corrective action the Fund will take when its illiquid investments exceed 15%.

57.   Revise the discussion captioned "Management of the Fund" so as to clearly designate in each instance of a table or listing of trustees, such trustees as either interested or independent as required by Item 12, Instruction 2, to Form N-1A.

58.   Revise the disclosure captioned "Disclosure of Portfolio Holdings" so as to describe the arrangement and identify the recipient of any information pursuant to any ongoing arrangements regarding the Funds portfolio securities. See Item 11(f)(2) of Form N-1A.

Part C – Signature Page

59.   The signature page is not correct and must be revised.

*   *   *   *   *   *   *   *   *   *   *

We note that portions of the filings are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

Whenever a comment is made in one location, it is considered applicable to all similar disclosure appearing elsewhere in the registration statements.

Response to this letter should be in the form of pre-effective amendments filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filings in response to a comment, please indicate this fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filings. As required by the rule, please insure that you mark new or revised disclosure to indicate change.

Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statements.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of any preliminary prospectuses.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Funds and their management are in possession of all facts relating to the Funds' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In the event the Funds requests acceleration of the effective date of the pending registration statements, they should furnish letters, at the time of such request, acknowledging that

- each Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve the Funds from their full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the Funds may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filings or in response to our comments on your filings.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities.

Should you have any questions regarding this letter, please contact me at (202) 551-6976.

Sincerely,

Larry L. Greene
Senior Counsel

Thursday, March 20, 2008